SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

BiomX Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

09090D103
(CUSIP Number)

July 28, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09090D103

1	NAMES OF REPORTING PERSONS
Thomas Layton Walton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,512,846

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,512,846

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,512,846

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

 BiomX Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 22 Einstein Street, 5th Floor, Ness Ziona, Israel 7414002

Item 2(a).	Name of Person Filing:

 Thomas Layton Walton

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 PO Box 1860, Bentonville, AR 72712

Item 2(c).	Citizenship:

 United States

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

 09090D103

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,512,846

(b)	Percent of class: 17.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

 5,512,846

(ii)	Shared power to vote or to direct the vote:

 0

(iii)	Sole power to dispose or to direct the disposition of:

 5,512,846

(iv)	Shared power to dispose or to direct the disposition of:

 0

These shares beneficially owned by the reporting person include (i) 1,137,846 shares of common stock already beneficially owned by the reporting person prior to July 28, 2021, (ii) 2,500,000 shares of common stock beneficially owned by the reporting person that were purchased in the registered direct offering by BiomX Inc. that closed on July 28, 2021 and (iii) warrants (to purchase 1,875,000 shares of common stock) beneficially owned by the reporting person that were purchased in the registered direct offering by BiomX Inc. that closed on July 28, 2021 (such warrants are exercisable beginning January 28, 2022 until January 28, 2027 at an exercise price of $5.00 per share).  The securities are directly held by SymBiosis, LLC, over which the reporting person exercises sole investment power.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable

Item 8.	Identification and Classification of Members of the Group.

 Not applicable

Item 9.	Notice of Dissolution of Group.

 Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:August 9, 2021

By:	/s/ Thomas Layton Walton
Thomas Layton Walton